EXHIBIT 99.1

Himax Technologies, Inc. Reports Third Quarter 2020 Financial Results; Provides Fourth Quarter 2020 Guidance

Company Q3 2020 Revenue, Gross Margin and EPS all Exceed Guidance; Revenue, Gross Margin and EPS all meet Its Pre-Announced Key Financial Results

Provides Q4 2020 Guidance: Revenue to increase by around 10% sequentially, Gross Margin is expected to be around 29%, IFRS profit per diluted ADS to be around 15.0 cents to 16.0 cents, and Non-IFRS profit per diluted ADS to be around 15.1 cents to 16.1 cents

  Q3 revenue increased 28.3% sequentially to $239.9M, exceeding the guidance of an increase of around 20% sequentially
  Product sales: large driver ICs, 23.2% of revenue, down 6.3% QoQ; small and medium-sized driver ICs, 63.2% of revenue, up 53.5% QoQ; non-driver products, 13.6% of revenue, up 13.3% QoQ
  Q3 IFRS gross margin was 22.3%, up 130 bps sequentially, exceeding the guidance of flat to slightly down from the 21.0% of the second quarter
  Q3 IFRS profit was $8.5M, or 4.9 cents per diluted ADS, exceeding the guidance of around 2.0 cents to 2.8 cents per diluted ADS. It is higher than profit of $1.4M, or 0.8 cents per diluted ADS in Q2 2020
  Q3 non-IFRS profit was $12.6M, or 7.3 cents per diluted ADS, exceeding the guidance of around 3.5 cents to 4.3 cents per diluted ADS. It is higher than profit of $1.7M, or 1.0 cent per diluted ADS in Q2 2020
  Display drivers for TV, tablet, smartphone and automotive as well as CMOS image sensors all contributed to the better-than-guided sales in Q3
  Q3 Gross margin sequential increase was contributed by a favorable product mix of more shipments of better margin products such as tablet and automotive ICs, higher engineering fee income and resales of certain products whose values have been written-off previously in accordance with the Company’s inventory management protocol
  The extension of strong demand derived from persisting homeworking and distance education results in growing monitor and notebook demands till end of 2020
  The smartphone market has regained some momentum in Q3, and the momentum seems to have carried into Q4. On the backdrop of a rebounding smartphone market, the Company’s smartphone TDDI revenue is projected to have nice high-teens sequential growth in Q4 although foundry capacity remains a growth constraint. Traditional DDICs for smartphone, after a temporary spike in Q3, is set to decline double-digit in Q4
  Tablet has been one of the Company’s top sales contributors throughout 2020
  Company is a pioneer in the tablet TDDI technology and led the market for mass production in Q1 2020. At present, the Company is the dominant supplier for literally all leading Android names. The Company expects a sequential increase of around 80% for tablet TDDI in Q4 as the penetration of in-cell touch into tablet continues to accelerate
  Q3 Driver IC revenue for automotive was up 13.2% QoQ and up 3.9% YoY, despite a sluggish global automotive market. The sequential growth was owed, to a large extent, to the aggressive pursuit of market share gains by China panel maker customers to which the Company is a major supplier. As the panels inside a car continue to grow in both number and size, the demand for automotive driver ICs is well positioned for healthy growth in the coming years
  For Q4, the Company expects further revenue growth from the already high level of Q3 in most of its business sectors. Capacity shortage remains a major factor that negatively impacts the Company’s capabilities to make more shipments to customers. In consideration of capacity constraints which may not be resolved shortly, the Company often has to strategically prioritize the production of products for those customer models where the Company is the key supplier and/or enjoy better profitability
  Himax’s WiseEye total solution offering focuses on notebook, TV, doorbell, door lock and air conditioner applications and is in partnership with leading players in their respective industries. A number of these solutions are slated to enter mass production in 2021. For the other type of business model where Himax only offers key parts, the Company actively participates in the AI and cloud ecosystems. The Company is making another major breakthrough with another world-leading cloud service provider other than Google

TAINAN, Taiwan, Nov. 12, 2020 (GLOBE NEWSWIRE) -- Himax Technologies, Inc. (Nasdaq: HIMX) (“Himax” or “Company”), a leading supplier and fabless manufacturer of display drivers and other semiconductor products, announced its financial results for the third quarter ended September 30, 2020.

“Gross margin expansion has always been at the top of our agenda and we will surely work hard toward continuous profitability improvement. The upbeat Q4 gross margin guidance is mainly a reflection of the tight foundry capacity which results in better pricing and more favorable product mix,” said Mr. Jordan Wu, President and Chief Executive Officer of Himax.

“The foundry industry appears to be going through a structural change in the supply-demand dynamics for the mature process nodes - both 8” and 12”. We believe the current tightness is likely to persist throughout the next few years. We are experiencing major foundry supply shortage in quite a few of our business areas, including TDDI and DDIC for smartphone, tablet and automotive applications as well as CMOS Image Sensor. For next year’s wafer demands, we have secured with our foundry partners a capacity which is already larger than our total shipment for this year. On top of that, we are developing additional capacities for various product areas with an aim to further our available foundry pool for the next few years. Some of these new capacities will start making contributions next year. We will report the progress in due course. Another important factor for continuous gross margin improvement will come from a number of our non-driver products which are either already in volume production and look on track to grow in size, such as timing controller and ultralow power CIS, or will be new additions to our revenue stream, such as the WiseEye total solution and the WE-I ASIC chip. Again, gross margin expansion will continue to be one of our major business goals for next year and beyond,” concluded Mr. Jordan Wu.

Third Quarter 2020 Financial Results

The Company recorded net revenue of $239.9 million, an increase of 28.3% sequentially and an increase of 46.1% compared to the same period last year. The 28.3% sequential increase of revenue exceeded its guidance of an increase of around 20% quarter-over-quarter. Display drivers for TV, tablet, smartphone and automotive as well as CMOS image sensors all contributed to the better-than-guided sales. Gross margin was 22.3%, exceeding the prior guidance of flat to slightly down from the 21.0% of the second quarter. IFRS profit per diluted ADS was 4.9 cents, exceeding its guidance of around 2.0 cents to 2.8 cents. Strong sales and improved gross margin contributed to the better-than-expected earnings results. The EPS increase was, however, offset by the RSU expense which was higher than what was indicated on the last earnings call as the Company raised the RSU amount to reward the team for the better-than-expected financial results. Non-IFRS profit per diluted ADS was 7.3 cents, exceeding its guidance of around 3.5 cents to 4.3 cents.

Revenue from large display drivers was $55.7 million, down 6.3% sequentially and up 11.3% year-over-year. The sequential decline was driven by significantly lower shipments of monitor ICs due to customers’ inventory correction following a demand hike in the first half. If combining the first three quarters of 2020, its sales into monitor segment still increased 22.1% from last year. The demand for monitors remains robust and the Company expects a strong rebound in the fourth quarter. Offsetting monitor’s third quarter weakness was a surge in TV and notebook sales. TV segment revenue increased 17.6% sequentially, reflecting strong consumer spending and home entertainment demand. Panel customers’ building of inventories in anticipation of higher TV panel prices also contributed to the sequential increase. It was no surprise that notebook sales recorded the highest growth among large display products, increasing 31.5% quarter-over-quarter, thanks to the continuing demand for telework and e-learning with panel customers seemingly still sitting on low inventories. Large panel driver ICs accounted for 23.2% of total revenues for the quarter, compared to 31.8% in the second quarter of 2020 and 30.5% a year ago.

Small and medium-sized display drivers recorded a very strong third quarter, with revenues of $151.6 million, up 53.5% sequentially and up 96.6% year-over-year. TDDIs for both tablet and smartphone posted extraordinary sales growth in Q3. For the automotive segment, the Company delivered a decent low-teens sequential growth amidst a declining automotive market worldwide. Small and medium-sized segment accounted for 63.2% of total sales for the quarter, compared to 52.8% in the second quarter of 2020 and 46.9% a year ago.

The Company’s smartphone sales, the best performing product category of all in Q3, reached a quarterly record-high of $63.3 million, up 153.6% sequentially and 101.2% year-over-year. It represented more than 26% of its total sales in Q3. Its smartphone TDDI sales were up 155.7% sequentially and up 193.7% from the same period last year. The significant sequential growth was a continuation from Q2 when the product category already grew 69.0% from the previous quarter. However, as mentioned in the last earnings call, the growth was capped by an industry-wide wafer foundry shortage. The Company’s smartphone and tablet TDDI ICs share the same pool of foundry capacity and the Company was, and still is, unable to meet all the demands for these products.

The Q3 strength in smartphone TDDI reflected customers’ aggressive new product launch plans with the Company’s TDDI solutions as well as its ability to price its products higher to reflect the tight wafer foundry situation. Amid the economic downturn and lackluster overall smartphone consumption, OEMs are pushing more for budget handsets using TFT-LCD screens, instead of the more expensive AMOLED displays. Sales of traditional smartphone DDICs also surged by 147.8% sequentially and were up 5.3% from same period last year with demands from key brand customers. Himax believes such strong sales of traditional smartphone DDICs were a short-term rebound as the product category is quickly being replaced by TDDI and AMOLED, as the Company has repeatedly indicated.

Revenue for tablet posted a third consecutive record-high, with Q3 sales growing 26.0% sequentially and 336.4% year-over-year. The quarterly revenue reached $53.7 million, accounting for more than 25% of its driver IC revenue. The Company expects its tablet segment sales to continue to grow as overall market demand for tablet remains robust for more home working and online education needs and TDDI’s penetration in tablet market continues to pick up. Himax’s tablet TDDI has a leading market position at a time when TDDI is quickly becoming mainstream for Android tablets. Third quarter tablet TDDI sales increased over 35% sequentially and were better than its guidance of a 20.0% increase. This marked the second consecutive quarter of increases in tablet TDDI shipments since the initial mass production in the first quarter of 2020, and the Company is firmly in the leading position among peers. However, as mentioned above, the sequential growth was crippled by tight foundry capacity as the Company couldn’t ship enough to meet all customer demands. Revenue of traditional discrete driver ICs for tablet also delivered 20.3% sequential growth and was up 164.5% year-over-year in the third quarter thanks to strong orders from both leading brand and white box names.

Himax’s third quarter driver IC revenue for automotive was up 13.2% sequentially and up 3.9% year-over-year, despite a sluggish global automotive market. The sequential growth was owed, to a large extent, to the aggressive pursuit of market share gains by China panel maker customers to which Himax is a major supplier. These customers are comfortable with Himax leading technology and proven production record which supports them in their efforts to ramp up production swiftly. With global automotive demand showing signs of recovery, the Company expects to see robust and sustainable growth in Q4 and into 2021.

Third quarter revenue from the Company’s non-driver businesses was $32.6 million, up 13.3% sequentially but down 12.1% year-over-year. The sequential increase was mainly a result of higher engineering fee income and increased shipments of the Tcon for high frame rate and high-resolution displays as well as CMOS image sensor products with demand coming from notebook and IP camera applications. However, the increase in sales was offset by a decrease in WLO shipments to an anchor customer. Non-driver products accounted for 13.6% of total revenue, as compared to 15.4% in the second quarter of 2020 and 22.6% a year ago.

Gross margin for the third quarter was 22.3%, up 130 basis points sequentially and up 280 basis points from the same period last year. The sequential increase was contributed by a favorable product mix of more shipments of better margin products such as tablet and automotive ICs, higher engineering fee income and resales of certain products whose values have been written-off previously in accordance with the Company’s inventory management protocol. Weighing on gross margins were lower WLO shipments which decreased factory utilization, and increased shipments for smartphone ICs which registered a lower gross margin than the corporate average. Gross margin increased 2.8% from last year thanks to a more favorable product mix with more shipments of tablet and Tcon, higher engineering fee income and resales of written-off products. Likewise, the gain was offset by lower WLO and higher smartphone shipments.

The Company’s IFRS operating expenses were $44.2 million in the third quarter, up 17.4% from the preceding quarter and up 11.4% from a year ago. The sequential expenses increase was caused mainly by $4.8 million of RSU, the immediately vested portion of the total RSU grant, which was higher than the $3.0 million guided on the last earnings call, to beneficially compensate employees from a better-off profit. The $1.8 million additional RSU expense represents 0.9 cents lower in after-tax EPS. The increased salary also contributed to the higher operating expenses. The year-over-year increase was a result of increased RSU. As an annual practice, Himax rewards employees with an annual bonus at the end of September which always leads to a substantial increase in the third quarter IFRS operating expenses compared to the other quarters of the year. This year, the RSU grant totaled $5.0 million, out of which $4.8 million was vested immediately and expensed in the third quarter. Non-IFRS operating expenses for the third quarter were $38.9 million, up 4.8% from the previous quarter but down 0.9% from the same quarter in 2019.

IFRS operating margin for the third quarter was 3.9%, up from 0.9% in the prior quarter and up from -4.7% in the same period last year. The sequential increase was mainly due to higher sales and better gross margin but offset by higher operating expenses. The year-over-year improvement was primarily a result of higher sales and improved gross margin. Third quarter non-IFRS operating profit was $14.7 million, or 6.1% of sales, higher from non-IFRS operating profit of $2.1 million, or 1.1% of sales last quarter and up from -4.4% for the same period last year.

IFRS profit for the third quarter was $8.5 million, or 4.9 cents per diluted ADS, compared to profit of $1.4 million, or 0.8 cents per diluted ADS, in the previous quarter and loss of $7.2 million, or 4.2 cents per diluted ADS, a year ago.

Third quarter non-IFRS profit was $12.6 million, or 7.3 cents per diluted ADS, compared to non-IFRS profit of $1.7 million, or 1.0 cent per diluted ADS last quarter and non-IFRS loss of $6.9 million, or 4.0 cents per diluted ADS for the same period last year.

Balance Sheet and Cash Flow

Himax had $142.9 million of cash, cash equivalents and other financial assets as of the end of September 2020, compared to $128.0 million at the same time last year and $107.1 million a quarter ago. The higher cash balance was mainly a result of an operating cash inflow of $33.5 million during the quarter. Restricted cash was $104.0 million at the end of the quarter, compared to $164.0 million of the preceding quarter and a year ago. The restricted cash is used to guarantee the short-term secured borrowings for the same amount. The Company repaid a total of $60.0 million short-term secured borrowings during the quarter and, in the meantime, the restricted cash deposit was reduced by the same amount. Separately, during this quarter, Himax entered into a new ten-year unsecured loan agreement of $60 million and repaid all short-term unsecured borrowings totaling $58.4 million. As a result, the Company had $60.0 million of long-term unsecured loans as of the end of Q3, of which $6.0 million was current portion. There was no more short-term unsecured loan as of the end of the quarter, compared to $58.4 million a quarter ago and $90.6 million at the same time last year. Not only has the Company strengthened its balance sheet by replacing all short-term unsecured borrowings with ten-year loans, it also managed to secure favorable terms of the new long-term loan so that the additional interest payments are minimal.

Accounts receivable as of the end of September 2020 were $221.1 million, up from $206.1 million last quarter and $157.3 million a year ago. DSO was 99 days at the end of the quarter, as compared to 86 days a year ago and 101 days at the end of the last quarter.

Himax’s inventories as of September 30, 2020 were $125.7 million, down from $161.5 million last quarter and $167.6 million a year ago. The much lower inventory level in Q3 was a result of strong customer demands amid tight foundry capacity. While Himax will continue to pursue an aggressive inventory build-up strategy, its inventory position will likely remain at such a low level in the foreseeable future given the severe foundry capacity shortage prevailing in the market place.

Net cash inflow from operating activities for the third quarter was $33.5 million as compared to an inflow of $24.0 million for the same period last year and an outflow of $9.2 million last quarter.

Third quarter capital expenditures amounted to $1.2 million, versus $31.2 million a year ago and $0.7 million last quarter. The third quarter capex was for R&D related equipment for its IC design businesses.

Share Buyback Update

As of September 30, 2020, Himax had 172.4 million ADS outstanding, little changed from last quarter. On a fully diluted basis, the total number of ADS outstanding was 173.4 million.

Q4 2020 Outlook
The Company briefly comments on the background for its upbeat Q4 gross margin guidance and its view on the sustainability of the higher margin.

First off, gross margin expansion has always been at the top of Himax’s agenda and the Company will surely work hard toward continuous profitability improvement. The upbeat Q4 gross margin guidance is mainly a reflection of the tight foundry capacity which results in better pricing and more favorable product mix. The foundry industry appears to be going through a structural change in the supply-demand dynamics for the mature process nodes - both 8” and 12”. Himax believes the current tightness is likely to persist throughout the next few years. Major volume applications such as display drivers for TDDI and AMOLED, PMIC for 5G smartphone, CIS that is ever upgrading in resolution, just to name a few, are significantly expanding in wafer consumption and competing for the same pool of mature nodes while the industry has no major expansion plan in sight for such capacity.

Himax is experiencing major foundry supply shortages in quite a few of its business areas, including TDDI and DDIC for smartphone, tablet and automotive applications as well as CMOS Image Sensor. For next year’s wafer demands, the Company has secured with its foundry partners a capacity which is already larger than its total shipment for this year. On top of that, Himax is developing additional capacities for various product areas with an aim to further its available foundry pool for the next few years. Some of these new capacities will start making contributions next year. The Company will report the progress in due course.

Another important factor for continuous gross margin improvement will come from a number of the Company's non-driver products which are either already in volume production and look on track to grow in size, such as timing controller and ultralow power CIS, or will be new additions to its revenue stream, such as the WiseEye total solution and the WE-I ASIC chip.

Again, gross margin expansion will continue to be one of Himax’s major business goals for next year and beyond.

Display Driver IC Business
LDDIC
For the fourth quarter, the Company expects large display driver IC revenue to increase by high-single-digit sequentially. This is due to the extension of strong demand derived from persisting homeworking and distance education, resulting in growing monitor and notebook demands. The Company expects a decent sequential increase of around 20% in the monitor segment in the fourth quarter. As for notebook, it anticipates even stronger momentum in Q4, increasing more than 75% quarter over quarter. Himax has active design-in activities in high-end monitor and new generation low-power notebook where it provides not only the Company’s driver IC, but also timing controller. Especially in gaming monitors and e-learning notebooks, the Company anticipates more market share gains from the design-wins of Himax’s leading display driver ICs and Tcon with key customers.

With respect to TV, Himax expects mid-single-digit sequential decline in the next quarter owing to a correction to a surge in TV demand in the previous quarter. Recently, the Company saw top-tier TV brands with aggressive promotion tactics in 8K TVs in anticipation of major sporting events resuming across many countries after a long lockdown. Himax’s 8K TV display drivers and timing controller ICs have been widely adopted by multiple leading end customers.

It is worth highlighting that Himax has been developing and delivering timing controller products for many years and this segment already represents more than 5% of its total revenue. It is applied in a wide range of products such as TV, monitor, notebook and automotive. The Company’s technology not only provides higher resolution, higher frame rate and better image quality, it can also enable lower power in products where power consumption is critical. The margin and ASP of the timing controller product are much higher than those of display drivers, and the Company expects this segment to be an extensive long-term growth opportunity. Himax’s Tcon revenue in the fourth quarter, while limited by a capacity shortage in IC packaging due to competing demands from 5G chipsets, is on track to increase by more than 20% sequentially. This will represent more than 40% increase annually.

SMDDIC
Begin with the Himax’s smartphone business segment. The Company’s TDDI product roadmap as well as new design-wins and new production plans all position Himax well to gain market share throughout 2020 and into 2021.

The pandemic has weighed on the global smartphone shipment significantly due to supply chain disruption at the beginning of the year, followed by a lackluster consumer demand. However, the smartphone market has regained some momentum in Q3, and the momentum seems to have carried into Q4. On the backdrop of a rebounding smartphone market, the Company's smartphone TDDI revenue is projected to have nice high-teens sequential growth in the fourth quarter although foundry capacity remains a growth constraint. Traditional display driver ICs for smartphone, after a temporary spike in Q3, is set to decline double digit in Q4.

As the Company stated before, AMOLED technology has advanced to become the mainstream display for high-end smartphones. Himax is highly committed in this field. Much progress has been made by collaborating with leading panel makers across China. Himax’s development started from smartphone, and extends to wearable, tablet and automotive with Chinese panel makers. Himax believes AMOLED driver IC will become one of the major growth engines for the Company’s small and medium panel driver IC business from 2021.

Turning to the tablet business, tablet has been one of Himax’s top sales contributors throughout 2020.  In the fourth quarter, it is on track for another sequential growth of over 20%. As mentioned on previous earnings calls, for consumers, tablet TDDI offers a lighter weight and slimmer and more stylish design as well as improved touch accuracy with added option for active stylus specifically geared towards high quality writing and drawing. Himax is a pioneer in the tablet TDDI technology and led the market for mass production in the first quarter of 2020. At present, Himax is the dominant supplier for literally all leading Android names. Tablet TDDI represents a tremendous upside potential for Himax thanks to its higher ASP and more units of TDDI chips in each tablet than those for smartphone. The company expects a sequential increase of around 80% for its tablet TDDI in the fourth quarter as the penetration of in-cell touch into tablet continues to accelerate. To expand and strengthen the Company’s position in the market for next generation models, Himax is working on new designs with resolution and touch accuracy upgrades, targeting large size tablets from key customers.

For traditional DDIC for tablet, the Company expects low-teens sequential decline for Q4, but sales to be up more than 50% compared to the same period last year due to booming tablet demand arising from homeworking and remote learning. The demand for traditional DDIC for tablet is also being eroded by in-cell TDDI but at a more moderate pace than that for smartphone.

Turning to the automotive sector. As the panels inside a car continue to grow in both number and size, the demand for automotive driver ICs is well positioned for healthy growth in the coming years. Although the global car demand has been badly hit by Covid-19, especially in the first half of the year, the market is showing signs of gradual recovery starting Q3. Himax’s automotive ICs, which enjoy higher gross margins, are experiencing a solid rebound lately with car makers rushing in for inventory replenishment after quite a few sluggish quarters.

The demand of automotive display ICs for more sophisticated and higher performing displays has continued its rising trajectory. Advanced new features such as in-cell touch, local dimming, cascade-topology connection and P2P high-speed interface bridging functions are being adopted with Himax being the primary partner for major automotive panel makers and tier-1 players to enable these new technologies. With these new technologies on track for more shipments starting 2021, Himax is confident that its automotive segment is hitting another inflection point with a strong and positive long-term outlook.

For the fourth quarter, revenue for the small and medium-sized driver IC business is expected to increase by around mid-teens sequentially with demand continuing to surpass supply. Capacity shortage remains a major factor that negatively impacts its capabilities to make more shipments to customers. In consideration of capacity constraints which may not be resolved shortly, the Company often has to strategically prioritize the production of products for those customer models where Himax is the key supplier and/or enjoy better profitability.

Non-Driver Product Categories
WLO
The fourth quarter WLO revenue declined sequentially as a result of lower shipments to an anchor customer. Himax’s WLO factory will continue to manufacture the anchor customer’s legacy product going forward. With the Company’s exceptional technologies of WLO in nanoimprinting manufacturing and diffraction optics design, it has been engaged by multiple customers / partners to develop future generation products covering a wide range of applications such as ToF 3D sensing, waveguide for AR goggles, biomedical devices and others.

3D Sensing
In smart phone application, Himax targets next generation Android smartphones and the Company is collaborating with leading laser and ToF sensor vendors to develop a new world-facing 3D sensing camera whereby it provides optical components and/or projectors which are critical for the performance of the whole ToF solution.

For non-smartphone 3D-sensing engagements where the Company provides a structured light-based 3D sensing total solution, its target markets range from smart door lock, facial recognition-based e-payment, business access control to biomedical inspection device. A number of recent design-wins will enter into mass production soon.

Alternatively, Himax also offers a market leading 3D decoder ASIC to those customers who wish to design their own structured light 3D sensing solution. Here the Company has had quite a few design-wins from customers targeting China’s vast e-payment market with some shipments already starting in the fourth quarter. The Company is also working with customers for industrial robotics, smart door lock and home security, all of which carry great potential for Himax’s 3D business in the future.

Ultralow power smart sensing
In order for Himax’s WiseEye technology to reach its maximum potential, it has adopted a flexible business model whereby, in addition to a total solution where it provides processor, image sensor and AI algorithm, the Company also offers those key parts individually in order to address the customer’s different needs and widen its market reach.

For the total solution offering, the Company’s current focus applications include notebook, TV, doorbell, door lock, and air conditioner as it continues to work out new solutions to cover further edge device AI markets. In partnership with leading players in their respective industries, a number of these solutions are slated to enter mass production in 2021. For the other type of business model where Himax only offers key parts, its strategy is to actively participate in the ecosystems led by the world’s leading AI and cloud service providers. In addition to the collaboration with Google on their TensorFlow Lite for Microcontrollers that Himax announced previously, the Company is making another major breakthrough by partnering with another world-leading cloud service provider with a business focus more toward healthcare, financial services, government, retail and industrial manufacturing. Separately, to further lower the technical barrier for using Himax’s WiseEye solution, the Company teamed up with a leading online store specialized in easy development tools for machine learning on edge devices. Himax is extremely excited about the rapid business progress and believes the Company’s WiseEye offerings will become a major contributor to its P&L in the near future.

CMOS Image Sensor
The Company continues to see extremely strong demands for its CMOS image sensors for IP camera and notebook, but its actual shipment has been badly capped by the foundry capacity available to it. Separately, Himax’s industry-first 2-in-1 CMOS image sensor that supports RGB mode for video conferencing and ultralow power AI mode for facial recognition has penetrated the laptop ecosystem for their most stylish super slim bezel designs. The Company expects to have small volume shipment toward late 2020 with more to come in next year.

Regarding ultralow power always-on CMOS image sensor, which targets in battery powered or always-on applications, Himax is getting promising feedback and design adoptions from customers in various markets, such as car recorders, surveillance, smart electric meters, drones, home appliances, and consumer electronics. In Q4, CIS revenue is expected to be flat sequentially although demand is much stronger than that. Again, its shipment is capped by foundry capacity constraint.

For non-driver IC business, the Company expects revenue to decrease by low-single-digit sequentially in the fourth quarter.

Fourth Quarter 2020 Guidance
The Company is providing the following financial guidance for the fourth quarter of 2020:
Net Revenue:	To increase by around 10% sequentially
Gross Margin:	To be around 29%, depending on final product mix
IFRS Profit:	To be around 15.0 cents to 16.0 cents per diluted ADS
Non-IFRS Profit (1):	To be around 15.1 cents to 16.1 cents per diluted ADS
(1) Non-IFRS Profit excludes share-based compensation and acquisition-related charges

For the fourth quarter, Himax expects further revenue growth from the already high level of Q3 in most of its business sectors. Gross margin shall see a major uptick and could reach a quarterly historical high for Himax.

With the increase in revenue and margin growth in fourth quarter, net income shall increase sequentially. To further reward employees, there would be another $3.0 million of cash bonus in the fourth quarter which will be expensed immediately. This represents 1.4 cents lower in EPS.

HIMAX TECHNOLOGIES THIRD QUARTER 2020 EARNINGS CONFERENCE CALL
DATE:	Thursday, November 12th, 2020
TIME:	U.S. 8:00 a.m. EST
Taiwan 9:00 p.m.
DIAL IN:	U.S. +1 (866) 444-9147
INTERNATIONAL+1 (678) 509-7569
CONFERENCE ID:	4408778
WEBCAST:	https://edge.media-server.com/mmc/p/x93vx34d

A replay of the call will be available beginning two hours after the call through 11:30 a.m. US EST on November 20th, 2020 (12:30 a.m. Taiwan time, November 21st, 2020) on www.himax.com.tw and by telephone at +1 (855) 859-2056 (US Domestic) or +1 (404) 537-3406 (International). The conference ID number is 4408778. This call is being webcast by Nasdaq and can be accessed by clicking on this link or Himax’s website, where the webcast can be accessed through November 12th, 2021.

About Himax Technologies, Inc.

Himax Technologies, Inc. (NASDAQ: HIMX) is a fabless semiconductor solution provider dedicated to display imaging processing technologies. Himax is a worldwide market leader in display driver ICs and timing controllers used in TVs, laptops, monitors, mobile phones, tablets, digital cameras, car navigation, virtual reality (VR) devices and many other consumer electronics devices. Additionally, Himax designs and provides controllers for touch sensor displays, in-cell Touch and Display Driver Integration (TDDI) single-chip solutions, LED driver ICs, power management ICs, scaler products for monitors and projectors, tailor-made video processing IC solutions, silicon IPs and LCOS micro-displays for augmented reality (AR) devices and heads-up displays (HUD) for automotive. The Company also offers digital camera solutions, including CMOS image sensors and wafer level optics for AR devices, 3D sensing and machine vision, which are used in a wide variety of applications such as mobile phones, tablets, laptops, TVs, PC cameras, automobiles, security, medical devices, home appliance and Internet of Things. Founded in 2001 and headquartered in Tainan, Taiwan, Himax currently employs around 2,000 people from three Taiwan-based offices in Tainan, Hsinchu and Taipei and country offices in China, Korea, Japan, Israel, and the US. Himax has 2,915 patents granted and 551 patents pending approval worldwide as of September 30th, 2020. Himax has retained its position as the leading display imaging processing semiconductor solution provider to consumer electronics brands worldwide.

http://www.himax.com.tw

Forward Looking Statements

Factors that could cause actual events or results to differ materially include, but not limited to, general business and economic conditions and the state of the semiconductor industry; market acceptance and competitiveness of the driver and non-driver products developed by the Company; demand for end-use applications products; reliance on a small group of principal customers; the uncertainty of continued success in technological innovations; our ability to develop and protect our intellectual property; pricing pressures including declines in average selling prices; changes in customer order patterns; changes in estimated full-year effective tax rate; shortages in supply of key components; changes in environmental laws and regulations; exchange rate fluctuations; regulatory approvals for further investments in our subsidiaries; our ability to collect accounts receivable and manage inventory and other risks described from time to time in the Company's SEC filings, including those risks identified in the section entitled "Risk Factors" in its Form 20-F for the year ended December 31, 2019 filed with the SEC, as may be amended.

Company Contacts:

Eric Li, Chief IR/PR Officer
Himax Technologies, Inc.
Tel: +886-6-505-0880 Ext.60145
Fax: +886-2-2314-0877
Email: hr_ir@himax.com.tw
www.himax.com.tw

Karen Tiao, Investor Relations
Himax Technologies, Inc.
Tel: +886-2-2370-3999 Ext. 22326
Fax: +886-2-2314-0877
Email: hx_ir@himax.com.tw
www.himax.com.tw

Investor Relations - US Representative
Mark Schwalenberg, Senior Vice President
MZ North America
Tel: +1-312-261-6430
Email: HIMX@mzgroup.us

-Financial Tables-

Himax Technologies, Inc.
Unaudited Condensed Consolidated Statements of Profit or Loss
(These interim financials do not fully comply with IFRS because they omit all interim disclosure required by IFRS)
(Amounts in Thousands of U.S. Dollars, Except Share and Per Share Data)

	Three Months Ended September 30,		Three Months Ended June 30,
	2020	2019	2020

Revenues	$239,934	$164,254	$186,984

Costs and expenses:
Cost of revenues	186,329	132,239	147,726
Research and development	33,073	29,156	28,403
General and administrative	6,530	6,053	5,662
Sales and marketing	4,558	4,447	3,548
Total costs and expenses	230,490	171,895	185,339

Operating income (loss)	9,444	(7,641)	1,645

Non operating income (loss):
Interest income	157	416	263
Changes in fair value of financial assets at fair value through profit or loss	131	(1)	(83)
Foreign currency exchange gains (losses), net	(139)	91	1
Finance costs	(314)	(634)	(551)
Share of profits (losses) of associates	(191)	(135)	12
Other income	96	19	22
	(260)	(244)	(336)
Profit (loss) before income taxes	9,184	(7,885)	1,309
Income tax expense	1,124	-	365
Profit (loss) for the period	8,060	(7,885)	944
Loss attributable to noncontrolling interests	391	705	439
Profit (loss) attributable to Himax Technologies, Inc. stockholders	$8,451	$(7,180)	$1,383

Basic earnings (loss) per ADS attributable to Himax Technologies, Inc. stockholders	$0.049	$(0.042)	$0.008
Diluted earnings (loss) per ADS attributable to Himax Technologies, Inc. stockholders	$0.049	$(0.042)	$0.008

Basic Weighted Average Outstanding ADS	172,730	172,541	172,618
Diluted Weighted Average Outstanding ADS	173,447	172,541	173,158

Himax Technologies, Inc.
Unaudited Condensed Consolidated Statements of Profit or Loss
(Amounts in Thousands of U.S. Dollars, Except Share and Per Share Data)

	Nine Months Ended September 30,
	2020	2019

Revenues	$611,512	$496,906

Costs and expenses:
Cost of revenues	476,727	395,078
Research and development	89,165	87,815
General and administrative	17,996	17,730
Sales and marketing	11,888	13,246
Total costs and expenses	595,776	513,869

Operating income (loss)	15,736	(16,963)

Non operating income (loss):
Interest income	816	1,492
Changes in fair value of financial assets at fair value through profit or loss	(17)	6
Foreign currency exchange gains (losses), net	(193)	401
Finance costs	(1,458)	(1,655)
Share of losses of associates	(270)	(96)
Other income	153	66
	(969)	214
Profit (loss) before income taxes	14,767	(16,749)
Income tax expense	2,953	-
Profit (loss) for the period	11,814	(16,749)
Loss attributable to noncontrolling interests	1,314	2,099
Profit (loss) attributable to Himax Technologies, Inc. stockholders	$13,128	$(14,650)

Basic earnings (loss) per ADS attributable to Himax Technologies, Inc. stockholders	$0.076	$(0.085)
Diluted earnings (loss) per ADS attributable to Himax Technologies, Inc. stockholders	$0.076	$(0.085)

Basic Weighted Average Outstanding ADS	172,643	172,541
Diluted Weighted Average Outstanding ADS	173,284	172,541

Himax Technologies, Inc.
Unaudited Supplemental Financial Information
(Amounts in Thousands of U.S. Dollars)

The amount of share-based compensation included in applicable statements of profit or loss categories is summarized as follows:	Three Months Ended September 30,		Three Months Ended June 30,
	2020	2019	2020
Share-based compensation
Cost of revenues	$72	$-	$5
Research and development	4,076	60	122
General and administrative	328	22	15
Sales and marketing	537	10	26
Income tax benefit	(1,081)	(21)	(31)
Total	$3,932	$71	$137

The amount of acquisition-related charges included in applicable statements of profit or loss categories is summarized as follows:

Acquisition-related charges
Research and development	$276	$276	$277
Income tax benefit	(65)	(64)	(65)
Total	$211	$212	$212

Himax Technologies, Inc.
Unaudited Supplemental Financial Information
(Amounts in Thousands of U.S. Dollars)

The amount of share-based compensation included in applicable statements of profit or loss categories is summarized as follows:	Nine Months Ended September 30,
	2020	2019
Share-based compensation
Cost of revenues	$87	$-
Research and development	4,467	86
General and administrative	368	26
Sales and marketing	603	19
Income tax benefit	(1,176)	(30)
Total	$4,349	$101

The amount of acquisition-related charges included in applicable statements of profit or loss categories is summarized as follows:

Acquisition-related charges
Research and development	$829	$1,217
Income tax benefit	(194)	(309)
Total	$635	$908

Himax Technologies, Inc.
IFRS Unaudited Condensed Consolidated Statements of Financial Position
(Amounts in Thousands of U.S. Dollars)

	September 30, 2020	June 30, 2020	September 30, 2019
Assets
Current assets:
Cash and cash equivalents	$131,823	$96,130	$116,579
Financial assets at amortized cost	8,294	10,929	11,278
Financial assets at fair value through profit or loss	2,734	-	97
Accounts receivable, net	221,100	206,075	157,320
Inventories	125,725	161,474	167,581
Income taxes receivable	81	75	55
Restricted deposit	104,000	164,000	164,000
Other receivable from related party	1,200	1,200	1,200
Other current assets	26,294	24,246	19,732
Total current assets	621,251	664,129	637,842
Financial assets at fair value through profit or loss	13,480	13,352	9,761
Financial assets at fair value through other comprehensive income	730	737	703
Equity method investments	3,761	3,660	4,036
Property, plant and equipment, net	135,123	137,530	141,835
Deferred tax assets	14,714	14,537	13,389
Goodwill	28,138	28,138	28,138
Other intangible assets, net	7,550	7,953	9,161
Restricted deposit	138	135	128
Other non-current assets	2,105	2,033	2,149
	205,739	208,075	209,300
Total assets	$826,990	$872,204	$847,142
Liabilities and Equity
Current liabilities:
Short-term unsecured borrowings	$-	$58,437	$90,606
Current portion of long-term unsecured borrowings	6,000	-	-
Short-term secured borrowings	104,000	164,000	164,000
Accounts payable	153,153	161,474	114,825
Income taxes payable	5,340	3,960	1,618
Other payable to related party	2,480	2,740	2,620
Other current liabilities	38,700	34,749	37,458
Total current liabilities	309,673	425,360	411,127
Long-term unsecured borrowings	54,000	-	-
Net defined benefit liabilities	51	50	149
Deferred tax liabilities	1,222	1,284	1,440
Other non-current liabilities	16,689	9,989	4,471
	71,962	11,323	6,060
Total liabilities	381,635	436,683	417,187
Equity
Ordinary shares	107,010	107,010	107,010
Additional paid-in capital	106,276	105,686	104,829
Treasury shares	(8,486)	(8,656)	(8,764)
Accumulated other comprehensive income	(980)	(1,110)	(1,334)
Retained earnings	238,931	230,564	229,507
Equity attributable to owners of Himax Technologies, Inc.	442,751	433,494	431,248
Noncontrolling interests	2,604	2,027	(1,293)
Total equity	445,355	435,521	429,955
Total liabilities and equity	$826,990	$872,204	$847,142

Himax Technologies, Inc.
Unaudited Condensed Consolidated Statements of Cash Flows
(Amounts in Thousands of U.S. Dollars)
	Three Months Ended September 30,		Three Months Ended June 30,
	2020	2019	2020

Cash flows from operating activities:
Profit (loss) for the period	$8,060	$(7,885)	$944
Adjustments for:
Depreciation and amortization	5,530	6,004	5,881
Share-based compensation expenses	251	92	168
Gain on disposal of property, plant and equipment, net	(2)	-	(242)
Changes in fair value of financial assets at fair value through profit or loss	(131)	1	83
Interest income	(157)	(416)	(263)
Finance costs	314	634	551
Income tax expense	1,124	-	365
Share of losses (profits) of associates	191	135	(12)
Inventories write downs	2,205	8,174	3,413
Unrealized foreign currency exchange losses (gains)	32	182	(59)
	17,417	6,921	10,829
Changes in:
Accounts receivable	(15,025)	18,905	(19,340)
Inventories	33,544	12,780	(16,456)
Other current assets	(398)	2,649	(602)
Accounts payable	(8,321)	(19,399)	15,875
Other payable to related party	(260)	260	300
Net defined benefit liabilities	1	-	1
Other current liabilities	3,579	2,180	1,365
Other non-current liabilities	4,139	200	-
Cash generated from operating activities	34,676	24,496	(8,028)
Interest received	120	213	548
Interest paid	(313)	(639)	(555)
Income tax paid	(1,010)	(86)	(1,123)
Net cash provided by (used in) operating activities	33,473	23,984	(9,158)

Cash flows from investing activities:
Acquisitions of property, plant and equipment	(1,162)	(31,222)	(708)
Proceeds from disposal of property, plant and equipment	2	-	247
Acquisitions of intangible assets	-	(18)	(6)
Acquisitions of financial assets at amortized cost	(866)	(959)	(1,425)
Proceeds from disposal of financial assets at amortized cost	3,787	1,896	1,446
Acquisitions of financial assets at fair value through profit or loss	(9,547)	(4,339)	(2,483)
Proceeds from disposal of financial assets at fair value through profit or loss	6,866	21,287	2,502
Proceeds from capital reduction of investment	-	17	-
Acquisitions of equity method investments	-	(129)	-

Himax Technologies, Inc.
Unaudited Condensed Consolidated Statements of Cash Flows
(Amounts in Thousands of U.S. Dollars)
	Three Months Ended September 30,		Three Months Ended June 30,
	2020	2019	2020

Decrease (increase) in refundable deposits	(345)	21	177
Releases (pledges) of restricted deposit	(3)	323	(3)
Cash received in advance from disposal of land	1,486	-	-
Net cash provided by (used in) investing activities	218	(13,123)	(253)

Cash flows from financing activities:
Payments of cash dividends	(4)	-	-
Proceeds from issuance of new shares by subsidiaries	884	-	-
Proceeds from short-term unsecured borrowings	10,000	60,000	58,403
Repayments of short-term unsecured borrowings	(68,403)	(46,385)	(67,818)
Proceeds from long-term unsecured borrowings	60,000	-	-
Proceeds from short-term secured borrowings	107,000	67,000	87,000
Repayments of short-term secured borrowings	(167,000)	(67,000)	(87,000)
Release of restricted deposit	60,000	-	-
Payment of lease liabilities	(709)	(392)	(669)
Proceeds from exercise of employee stock options	253	-	173
Net cash provided by (used in) financing activities	2,021	13,223	(9,911)
Effect of foreign currency exchange rate changes on cash and cash equivalents	(19)	(362)	(225)
Net increase (decrease) in cash and cash equivalents	35,693	23,722	(19,547)
Cash and cash equivalents at beginning of period	96,130	92,857	115,677
Cash and cash equivalents at end of period	$131,823	$116,579	$96,130

Himax Technologies, Inc.
Unaudited Condensed Consolidated Statements of Cash Flows
(Amounts in Thousands of U.S. Dollars)
	Nine Months Ended September 30,
	2020	2019

Cash flows from operating activities:
Profit (loss) for the period	$11,814	$(16,749)
Adjustments for:
Depreciation and amortization	17,165	18,533
Share-based compensation expenses	763	131
Gain on disposal of property, plant and equipment, net	(244)	(6)
Changes in fair value of financial assets at fair value through profit or loss	17	(6)
Interest income	(816)	(1,492)
Finance costs	1,458	1,655
Income tax expense	2,953	-
Share of losses of associates	270	96
Inventories write downs	9,695	17,932
Unrealized foreign currency exchange losses (gains)	(18)	68
	43,057	20,162
Changes in:
Accounts receivable	(56,157)	31,696
Inventories	8,354	(22,952)
Other current assets	(292)	(2,596)
Accounts payable	38,833	(35,675)
Other payable to related party	260	(1,177)
Net defined benefit liabilities	1	50
Other current liabilities	103	(777)
Other non-current liabilities	4,065	200
Cash generated from operating activities	38,224	(11,069)
Interest received	849	1,315
Interest paid	(1,498)	(1,675)
Income tax paid	(2,673)	(4,356)
Net cash provided by (used in) operating activities	34,902	(15,785)

Cash flows from investing activities:
Acquisitions of property, plant and equipment	(4,962)	(43,193)
Proceeds from disposal of property, plant and equipment	249	14
Acquisitions of intangible assets	(78)	(114)
Acquisitions of financial assets at amortized cost	(3,028)	(3,286)
Proceeds from disposal of financial assets at amortized cost	5,998	3,034
Acquisitions of financial assets at fair value through profit or loss	(13,135)	(46,971)
Proceeds from disposal of financial assets at fair value through profit or loss	10,465	47,007
Acquisition of business	-	(700)
Acquisition of a subsidiary, net of cash acquired	-	(400)
Proceeds from capital reduction of investment	-	47
Acquisitions of equity method investments	-	(129)
Decrease (increase) in refundable deposits	(3,182)	88
Releases (pledges) of restricted deposit	(5)	328
Cash paid for loan made to related party	-	(1,200)
Cash received from loan made to related party	-	2,780
Cash received in advance from disposal of land	1,486	-
Net cash used in investing activities	(6,192)	(42,695)

Himax Technologies, Inc.
Unaudited Condensed Consolidated Statements of Cash Flows
(Amounts in Thousands of U.S. Dollars)
	Nine Months Ended September 30,
	2020	2019

Cash flows from financing activities:
Payments of cash dividends	(4)	-
Proceeds from issuance of new shares by subsidiaries	884	-
Proceeds from short-term unsecured borrowings	208,137	177,006
Repayments of short-term unsecured borrowings	(265,355)	(106,385)
Proceeds from long-term unsecured borrowings	60,000	-
Proceeds from short-term secured borrowings	231,000	131,000
Repayments of short-term secured borrowings	(291,000)	(131,000)
Release of restricted deposit	60,000	-
Payment of lease liabilities	(1,840)	(1,356)
Proceeds from exercise of employee stock options	426	-
Net cash provided by financing activities	2,248	69,265
Effect of foreign currency exchange rate changes on cash and cash equivalents	(190)	(643)
Net increase in cash and cash equivalents	30,768	10,142
Cash and cash equivalents at beginning of period	101,055	106,437
Cash and cash equivalents at end of period	$131,823	$116,579

Himax Technologies, Inc.
Non-IFRS Unaudited Supplemental Data – Reconciliation Schedule
(Amounts in Thousands of U.S. Dollars)

Gross Margin, Operating Margin and Net Margin Excluding Share-Based Compensation and Acquisition-Related Charges:
	Three Months Ended September 30,		Three Months Ended June 30,
	2020	2019	2020
Revenues	$239,934	$164,254	$186,984
Gross profit	53,605	32,015	39,258
Add: Share-based compensation – cost of revenues	72	-	5
Gross profit excluding share-based compensation	53,677	32,015	39,263
Gross margin excluding share-based compensation	22.4%	19.5%	21.0%
Operating income (loss)	9,444	(7,641)	1,645
Add: Share-based compensation	5,013	92	168
Operating income (loss) excluding share-based compensation	14,457	(7,549)	1,813
Add: Acquisition-related charges –intangible assets amortization	276	276	277
Operating income (loss) excluding share-based compensation and acquisition-related charges	14,733	(7,273)	2,090
Operating margin excluding share-based compensation and acquisition-related charges	6.1%	(4.4%)	1.1%
Profit (loss) attributable to Himax Technologies, Inc. stockholders	8,451	(7,180)	1,383
Add: Share-based compensation, net of tax	3,932	71	137
Add: Acquisition-related charges, net of tax	211	212	212
Profit (loss) attributable to Himax Technologies, Inc. stockholders excluding share-based compensation and acquisition-related charges	12,594	(6,897)	1,732
Net margin attributable to Himax Technologies, Inc. stockholders excluding share-based compensation and acquisition-related charges	5.2%	(4.2%)	0.9%

*Gross margin excluding share-based compensation equals gross profit excluding share-based compensation divided by revenues
*Operating margin excluding share-based compensation and acquisition-related charges equals operating income (loss) excluding share-based compensation and acquisition-related charges divided by revenues
*Net margin attributable to Himax Technologies, Inc. stockholders excluding share-based compensation and acquisition-related charges equals profit (loss) attributable to Himax Technologies, Inc. stockholders excluding share-based compensation and acquisition-related charges divided by revenues

Himax Technologies, Inc.
Non-IFRS Unaudited Supplemental Data – Reconciliation Schedule
(Amounts in Thousands of U.S. Dollars)

Gross Margin, Operating Margin and Net Margin Excluding Share-Based Compensation and Acquisition-Related Charges:
	Nine Months Ended September 30,
	2020	2019
Revenues	$611,512	$496,906
Gross profit	134,785	101,828
Add: Share-based compensation – cost of revenues	87	-
Gross profit excluding share-based compensation	134,872	101,828
Gross margin excluding share-based compensation	22.1%	20.5%
Operating income (loss)	15,736	(16,963)
Add: Share-based compensation	5,525	131
Operating income (loss) excluding share-based compensation	21,261	(16,832)
Add: Acquisition-related charges –intangible assets amortization	829	1,217
Operating income (loss) excluding share-based compensation and acquisition-related charges	22,090	(15,615)
Operating margin excluding share-based compensation and acquisition-related charges	3.6%	(3.1%)
Profit (loss) attributable to Himax Technologies, Inc. stockholders	13,128	(14,650)
Add: Share-based compensation, net of tax	4,349	101
Add: Acquisition-related charges, net of tax	635	908
Profit (loss) attributable to Himax Technologies, Inc. stockholders excluding share-based compensation and acquisition-related charges	18,112	(13,641)
Net margin attributable to Himax Technologies, Inc. stockholders excluding share-based compensation and acquisition-related charges	3.0%	(2.7%)

*Gross margin excluding share-based compensation equals gross profit excluding share-based compensation divided by revenues
*Operating margin excluding share-based compensation and acquisition-related charges equals operating income (loss) excluding share-based compensation and acquisition-related charges divided by revenues
*Net margin attributable to Himax Technologies, Inc. stockholders excluding share-based compensation and acquisition-related charges equals profit (loss) attributable to Himax Technologies, Inc. stockholders excluding share-based compensation and acquisition-related charges divided by revenues

Diluted Earnings Per ADS Attributable to Himax Technologies, Inc. Stockholders Excluding Share-based Compensation and Acquisition-Related Charges: (Amounts in U.S. Dollars)
	Three Months Ended September 30,	Nine Months Ended September 30,
	2020	2020
Diluted IFRS earnings per ADS attributable to Himax Technologies, Inc. stockholders	$0.049	$0.076
Add: Share-based compensation per ADS	$0.023	$0.025
Add: Acquisition-related charges per ADS	$0.001	$0.004

Diluted non-IFRS earnings per ADS attributable to Himax Technologies, Inc. stockholders excluding share-based compensation and acquisition-related charges	$0.073	$0.105

Numbers do not add up due to rounding